- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)

                                 ----------------

                       THE UNITED STATES SHOE CORPORATION

                           (Name of Subject Company)


                       THE UNITED STATES SHOE CORPORATION

                      (Name of Person(s) Filing Statement)


                        COMMON SHARES, WITHOUT PAR VALUE
               (AND ASSOCIATED PREFERENCE SHARE PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   912605102

                     (CUSIP Number of Class of Securities)

                                 ----------------

                              James J. Crowe, Esq.
                 Vice President, Secretary and General Counsel
                       The United States Shoe Corporation
                               One Eastwood Drive
                          Cincinnati, Ohio 45227-1197
                                 (513) 527-7000

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing)

                                With a copy to:

                           William F. Henze II, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

- --------------------------------------------------------------------------------

         This Amendment No. 4 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 filed on March 16, 1995, as previously amended (the "Schedule 14D-9"), by The United States Shoe Corporation (the "Company"), with respect to the tender offer by Luxottica Acquisition Corp., an indirect wholly-owned subsidiary of Luxottica Group S.p.A., to purchase all outstanding common shares, without par value, of the Company, including associated preference share purchase rights, at a price of $24 per share (and associated right), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1995 and in the related Letter of Transmittal (the "Luxottica Offer"), as set forth in this Amendment No. 4. All capitalized terms not otherwise defined herein shall have the meanings assigned thereto in the Schedule 14D-9.

ITEM 3.          IDENTITY AND BACKGROUND.

         Item 3(b)(1) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

                 On March 31, 1995, the Board of Directors approved regular annual salary increases for executive employees, including the executive officers, effective May 1, 1995, with increases for David Browne, from $425,000 to $500,000, and Noel E. Hord, from $515,000 to $540,000. The timing of the approval and effectiveness of such annual salary increases is consistent with the Company's practices in prior years.

              On March 31, 1995, the Board of Directors also approved for payment regular annual incentive bonuses to the Company's bonus-eligible employees based upon the respective performance of each such employee during the Company's fiscal year ended January 28, 1995, including the executive officers, with annual incentive bonuses for the following executive officers, respectively: David Browne, $400,000; Noel E. Hord, $285,000; Bannus B. Hudson, $400,000; and
         Michael Searles, $150,000 (such amount with respect to Mr. Searles being the minimum amount payable pursuant to his employment agreement with the Company).The timing of the approval for payment of such annual incentive bonuses is consistent with the Company's practices in prior years and the respective amounts of such awards are consistent with the parameters for such awards set forth in the Company's annual incentive programs.

         On March 31, 1995, the Board of Directors also approved awards as required pursuant to and in accordance with the Total Return to Shareholder Plan, for the performance period beginning January 1, 1992 and ended March 31, 1995, including awards to the following executive officers, respectively: David Browne, $107,000; Noel E. Hord, $118,000; Bannus B. Hudson, $259,000; and Michael Searles, $130,000. Such awards will be paid in restricted Shares based upon the average of the highest and lowest prices of Shares on March 30, 1995.

                On March 31, 1995, the Board of Directors approved regular annual awards to bonus-eligible employees of options to purchase Shares,including awards to the following executive officers, respectively: David Browne, 27,000; Noel E. Hord, 23,000;
         Bannus B. Hudson,

         40,000; and Michael Searles, 20,000. The timing of the approval of awards of such stock options is consistent with the Company's practice in prior years and the number of such stock options, 560,000, is the same number awarded in 1994.

         Item 3(b)(2) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

                 On March 31, 1995, the Company, Luxottica and LAC executed a Confidentiality Agreement (the "Confidentiality Agreement"), pursuant to which Luxottica and LAC have agreed, among other things, to keep confidential certain non-public information regarding the Company that is to be provided to Luxottica and LAC by the Company or its advisors. The Confidentiality Agreement is filed as Exhibit 25 hereto and is incorporated herein by reference. The foregoing description of the Confidentiality Agreement is qualified in its entirety by reference to the text of the Confidentiality Agreement.


ITEM 7.          CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         Item 7(a) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

                 Pursuant to the terms of the Confidentiality Agreement, the Company and Luxottica, through their respective financial advisors, have entered into preliminary discussions to explore a potential transaction with Luxottica.


ITEM 9.          MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

                 Exhibit 25   -   The Confidentiality Agreement.

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 3, 1995



                             THE UNITED STATES SHOE CORPORATION



                             By:  /s/ Bannus B. Hudson
                                  ---------------------------------------------
                                  Name:   Bannus B. Hudson
                                  Title:  President and Chief Executive Officer

                                EXHIBIT INDEX
                                -------------


Exhibit
  No.               Description
- -------             -----------

  25                The Confidentiality Agreement .